News Release	AMEX, TSX Symbol: NG

NovaGold Underwriters Exercise Overallotment Option
Increase Offering to US$176 million

February 7, 2006 Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG) announced today that Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and RBC Capital Markets, the joint bookrunners for its previously announced 13,000,000 share public offering, have exercised the overallotment option to acquire an additional 1,950,000 of its common shares at a price of US$11.75 (C$13.43) per common share. Gross proceeds from the offering, including the shares sold pursuant to the exercise of the overallotment option, will be US$175.7 million (C$200.8 million). Net proceeds will be US$165.3 million (C$188.9 million) after deducting underwriters' fees and estimated expenses.

The net proceeds of this offering will be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes.

The offering is expected to close on February 8, 2006.

A copy of the final prospectus may be obtained from Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, U.S.A., 11220, (718) 765-6732 or Bear, Stearns & Co. Inc., Attention: Prospectus Department, 383 Madison Avenue, New York, New York, U.S.A., 10179, (212) 272-2000 or RBC Capital Markets - in Canada, call (416) 842-5345; in the U.S., RBC Capital Markets Corporation, Attention: Prospectus Department, One Liberty Plaza, 165 Broadway, New York, New York, U.S.A., 10006 (fax requests to (212) 428-6260).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

For more information contact: (604) 669-6227 Toll Free (866) 669-6227

Don MacDonald, CA	Greg Johnson, Vice President
Senior Vice President & CFO	Corporate Communications &
E-mail:Don.MacDonald@NovaGold.net	Strategic Development
E-mail: Greg.Johnson@NovaGold.net

Forward-Looking Statements: Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to satisfy the conditions set forth in the underwriting agreement; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that NovaGold may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.